April 25, 2022

Via EDGAR

Jennifer Angelini

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Sound Cave Technology Inc. (the “Company”)
Registration Statement on Form S-1 Filed March 10, 2022 CIK No. 333-263405

I am President of the Company and write this letter on behalf of the Company. Your comments are reprinted below along with our response:

Registration Statement on Form S-1

General

1.

We note disclosure on page 34 that indicates you are a shell company. Please revise this disclosure in light of your status as a development stage company. Alternatively, disclose prominently in your prospectus summary and cover that you are a shell company and add a risk factor that highlights the consequences of shell company status, including the impact on investors’ ability to rely on Rule 144 to resell your securities.

REPLY: We have revised the disclosure to remove the disclosure that we are a shell company.

Cover Page

2.

Please revise your prospectus cover and summary to specify the OTC Market tier to which you expect to apply for quotation, which we note is identified as OTC Pink on page 7 and OTCQB on page 33. Additionally revise your disclosure to reconcile the apparent inconsistency in timing, described on the cover as immediately following completion of the offering and on page 2 as upon effectiveness of your registration statement.

REPLY: We have clarified throughout that we intend to apply for quotation on the OTC Pink Market after the completion of the offering.

Summary of the Prospectus

Emerging Growth Company, page 3

3.	Please revise your disclosure to reflect that you will continue to be an emerging growth company for the first five fiscal years after completing the offering, unless one of the following occurs:

•	your total annual gross revenues are $1.07 billion or more;
•	you issue more than $1 billion in non-convertible debt in the past three years; or
•	you becomes a “large accelerated filer,” as defined in Exchange Act Rule 12b-2.

REPLY: We have made the requested revisions.

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Risk Factors, page 5

4.

Please expand your disclosure to describe the hurdles you face in developing, manufacturing, marketing, and distributing your initial product. Assess the material risks to you and investors if one or more of these hurdles is not overcome in a timely manner or at all.

REPLY: We have added the following risk factor and disclosure in our plan of operations:

We have no assurance that we can successfully develop a working engineered prototype based on our designs. We must overcome development hurdles that may include design reuse which is finding more effective methods to develop existing designs and maintaining high levels of product quality, without having to increase costs or time to market. The overseas manufacturing will be difficult to monitor for quality in timely fashion and without additional expense. Additional hurdles we face are bringing the product to market and initial distribution. Our marketing plan may be ineffective and additional marketing that is not in our budget may be required to gain brand awareness. The initial distribution of our product may face hurdles including the product may not be ready or may not function as intended. The customer may not understand how the product works or may not find the product useful, all of which would diminish our sales significantly and could cause you to lose your investment.

5.

Please include a risk factor that discloses Mr. Campbell’s majority ownership following the offering, which may prevent minority shareholders from influencing significant corporate decisions, and highlight the potential conflicts of interest. Please also disclose your reliance on your key executive and the associated material risks.

REPLY: We have added the following risk factors:

Our Sole Officer and Director beneficially owns a significant percentage of our outstanding voting securities which could reduce the ability of minority shareholders to effect certain corporate actions

Our Sole Officer and Director beneficially owns a substantial majority of our voting securities. As a result, currently, and after the offering, the company will possess a significant influence and can elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. The Company’s ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Because our Sole Officer and Director owns a substantial majority of our Common Stock, it may not be possible to have adequate internal controls.

Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) requires our management to report on the operating effectiveness of the Company’s Internal Controls over financial reporting for the year ending December 31 following the year in which this registration statement is declared effective. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. However, because our Sole Officer and Director owns a substantial majority of our voting securities, and will continue to own the majority of our voting securities after the offering, it may not be possible to have adequate internal controls. We cannot predict what affect this will have on our stock price.

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We Are Dependent On Our President, To Guide Our Operations and Implement Our Plan Of Operations. If We Lose Such Services We Will Have To Change Our Business Plan/Direction or Cease Operations.

Our success will depend on the ability and resources of our President. If we lose the services of our CEO, we will be forced to either change our business plan and direction or cease operations. We have no written employment agreement with our CEO. We have not obtained any key man life insurance relating to our President. If we lose such services, we may not be able to hire and retain another leader with comparable experience. As a result, the loss of Christopher Campbell’s services could impact our revenues. We have no written employment agreement or covenant not to compete with Mr. Campbell.

6.

Please include a risk factor disclosing that you are an emerging growth company and that you have elected to opt in to the extended transition period for complying with new or revised accounting standards. Describe the risks resulting from this election, including that your financial statements may not be comparable to companies that comply with public company effective dates.

REPLY: We have added the following risk factor:

Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

7.

Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

REPLY: We have added the following risk factor:

Even if we no longer qualify as an emerging growth company, as a smaller reporting company, we would still be eligible to use reduced disclosure requirements, which may make our common stock less attractive to investors.

Even if we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company. As such, we plan to take advantage of reduced disclosure obligations, including regarding executive compensation, in our periodic reports and proxy statements. As a result, investors may find our common stock less attractive. As a smaller reporting company that is a non-accelerated filer, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent auditors review and attest to the effectiveness of our internal control over financial reporting. We would remain a smaller reporting company as long as (1) the public float for our securities remains below $250 million or (2) our annual revenues remain below $100 million and our public float remains below $700 million. We would remain a non-accelerated filer as long as the public float of our securities remains below $75 million (or any higher threshold amount, as currently proposed by the Securities and Exchange Commission).

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8.

Please remove or revise the risk factor captioned “Foreign Officers and Directors could result in difficulty enforcing rights” to (i) reflect that you are a company incorporated in the United States, (ii) clarify that, although your operations are located in Canada, the rights of investors under U.S. securities laws are subject to full enforcement, (iii) identify the agent within the United States you have appointed for service of process, and (iv) identify applicable treaty arrangements between the United States and Canada relating to enforceability of judgments.

REPLY: We have removed the risk factor.

Use of Proceeds, page 10

9.	Please revise this section for consistency with the uses of proceeds described within the stages of your business (or operating) plan on pages 19-21, addressing the following:

•	The application table allocates most proceeds to “product development,” although the preceding sentence states, “The net proceeds of this Offering will be used for working capital” and your business plan describes multiple additional uses; please reconcile.

•	Clearly disclose here that your level of operations, and ability to implement each stage of your business plan, depend upon the amount of proceeds received in the offering. Reflect the priority of uses in the application table, with a cross-reference to your business section for further details.

•	Reconcile the statement, “It is estimated that product development will be $40,000 to $50,000,” with your business plan, which appears to indicate at least half the proceeds are needed for product development (including design, prototyping, and testing).

•	Remove the statement on page 26 that appears to indicate $110,000 will enable you to complete your plan of operations for the next 12 months, or revise for consistency with the foregoing, including explanation of relevant terms.

REPLY:

•	The application table has been revised to provide further breakdown of the use of proceeds for Product development; Marketing and Manufacturing including the use of proceeds if 25%, 50%, 75% and 100% of offering sold.

•	We have made the requested revisions throughout the application table and plan of operations to clearly disclose our level of operations and ability to implement each stage of the plan depending on the amount of proceeds received in the offering.

•	We have reconciled the statement to state that it is estimated that product development including design prototyping and testing will be $143,000 if %100 of the offering is sold.

•	We have removed the following statement on page 26: “We must raise approximately $110,000, to complete our plan of operation for the next 12 months”.

Description of our Business, page 14

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10.

Please revise this section to provide a clear description of your business, providing specific information as to your actual and planned operations. Your disclosure should include the following, without limitation:

•	Describe the current design and/or development stage of your initial product. If true, disclose that this is still in concept-stage, no working prototype has yet been created, and the technology may not function as planned. Consider defining what is meant by your use of the terms “design” and “development” for clarity throughout the prospectus.

•	Describe the major steps and expected timing to complete the design and/or development of your product. Explain if testing will be conducted to determine whether the electronic technology stands up to real-world use conditions, such as repeated washing and drying. Explain your arrangements to have the design and prototype[s] tested by “social media influencers, athletes and other known entities or brands” (page 20).

•	Revise your disclosure regarding “securing a manufacturing facility” to clarify whether you intend to enter manufacturing arrangements with a third party in China to produce one or more prototypes and/or marketable products. Clearly state, if true, that you expect your third-party manufacturer to source the supply of garments and electronic components. Identify the conditions under which you would invest in local manufacturing facilities rather than rely on a third-party manufacturer, and describe your expected sources of supply in this scenario. Disclose the expected timing to commence commercial manufacturing.

•	Clearly identify your expected initial target market(s), marketing channels, and distribution arrangements. Disclose the expected timing to launch your product for initial sales and delivery. Remove references to global markets and teens or young adults worldwide, or provide details to support such expansive marketing plans.

•	Delete references to companies, products, and persons that have no relationship to your business, except as may be appropriate to identify your potential competitors. Delete references to strategic partnerships, co- and cross-branding, cross-market, merchandizing programs, and other purely prospective opportunities.

•	Describe how your product is expected to function and be operated by the user. For instance, will the bluetooth headphones be in contact with the user’s ears; will others be able to hear audio and, if so, how will this limit usage; will an app need to be developed and downloaded to control volume and other settings?

•	Describe what type of service and warranties you will provide for your products, if any.

•	With respect to timing, clarify whether the timeframes disclosed on pages 19-20 are measured from the completion of the offering, from the date initial proceeds are received, or some other date.

REPLY:

•	We defined what is the use of the terms “design” and “development” for clarity throughout the prospectus and have added the following disclosure in Current Operations:

Our product is currently in the concept phase. We are working with drawings fabric material and various earbud components to design realistic renderings of what a product will look like and how it will be used. This is what we are calling a mock up prototype and is being executed for design purposes. We do not yet have a working prototype, and the technology may not function as planned.

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•	We have described the major steps and expected timing to complete the design and/or development of our product throughout. We have disclosed that testing will be conducted and described the arrangements for influencers to test our product.

•	We have made the requested revisions throughout and included the following disclosure:

We intend to commence operations in the business of designing (planning and mock prototyping), developing (executing an engineered prototype) and manufacturing textile by entering into an agreement with a third-party manufacturing facility in China that incorporates an electronic device combination. The third-party manufacturer will also be supplying all materials required for the manufacturing including fabric and electronic components.

•	We have made the requested revisions throughout, and removed references to global markets and teens or young adults worldwide.

•	We have deleted references to companies, products, and persons that have no relationship to our business. We have deleted references to strategic partnerships, co- and cross-branding, cross-market, and merchandizing programs.

•	We have described how your product is expected to function and be operated by the user in the following added disclosure:

The technology is expected to function as any other wireless ear buds by simply connecting to any Bluetooth enabled device by turning on Bluetooth, searching for devices, and connecting to Sound Cave. Bluetooth works using short-range radio waves, not an internet connection or an app. This means that Bluetooth will work anywhere you have two compatible devices — you don’t need any sort of data plan, or even a cellular connection. The compatible devices will be a Bluetooth capable phone, tablet, smart watch or laptop for examples and the Sound Cave Bluetooth enabled hoodie with embedded speakers. The controlling device for volume and other selections will be the device you have the connection to such as the Bluetooth capable phone, tablet, smart watch. The speakers will be embedded into the hoodie, and not be in contact with the users’ ears. The audio will echo in the hoodie and should not disturb those around you, unless the volume is really turned up to the max.

•	We have included the following disclosure:

At this time, as we have not completed a working prototype the options of consumer service and warranty terms are not completed. We believe in providing a quality product, and a warranty for defective product will be available, service for non-defective products will not be available.

•	We have clarified the timeframes disclosed on pages 19-20 are measured from the from the date initial proceeds are received.

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11.	We note disclosure on page 15 that investors should carefully review your business plan in association with the prospectus before purchasing shares. Please clarify whether this refers to your “plan of operations” described on pages 19-20 or to a different plan. If the latter, please describe that plan in your disclosure and why it differs from your plan of operation.

REPLY: We have clarified the disclosure of page 15 to state that each prospective investor should carefully review the plan of operations in association with this Memorandum before purchasing Shares.

12.	The website provided in your prospectus does not appear to be functional. Please disclose the timing for when your website will be active with content.

REPLY: We have disclosed the following statement: The content of our website is not part of this prospectus. The website is currently not functional with content. We anticipate launching our website within the first three months from the date the offering is closed and initial proceeds are received.

13.	With reference to the statement, “The key brands to tie to are iOS Apple and the major Android brands including LG,” please disclose whether your product will be designed for use with a particular mobile operating system to the exclusion of other operating systems. Further clarify whether you will need permissions or agreements in order for your product to operate via a user’s cell phone. Also, if you currently have no basis to indicate your undeveloped product could be used with these brands, please revise to make that clear or delete the disclosure entirely.

REPLY: We have deleted this disclosure entirely.

Plan of Distribution

Procedures for Subscribing, page 14

14.	Please revise your disclosure to address the following, along with conforming changes to page ii as appropriate:

•	Revise your disclosure regarding payment methods and procedures for consistency with the provisions of section 2.2 of the subscription agreement filed as Exhibit 99.1. Please tell investors how you will inform them as to the identity of the escrow agent. If there is an escrow agent, please identify them and reconcile with the disclosure that the proceeds are immediately available to you. We further note that the subscription agreement does not appear to set forth your delivery address.

•	Clarify the method and timing for issuance of shares to subscribers, with reference to the period of time following your receipt of payment. We note in this regard that your transfer agent has yet to be determined.

•	We note disclosure that you will deliver stock certificates “approximately 30 days after the close of the offering or as soon thereafter as practicable.” Revise to clarify whether stock certificates will be issued to subscribers in relation to each closing, as defined in the subscription agreement, or upon completion of the overall offering.

REPLY: We have revised our subscription agreement and disclosures to remove any inconsistencies. As well we have clarified throughout that we intend to issue shares 90 after the close of the entire offering.

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Directors, Executive Officers, Promoters and Control Persons, page 29

15.	Please revise your disclosure to more specifically describe Mr. Campbell’s principal occupations and employment during the past five years. Please refer to Item 401(e) of Regulation S-K.
REPLY: We have revised to disclose more specifically describe Mr. Campbell’s principal occupations and employment during the past five years.

Board Committees; Corporate Governance, page 30

16.

We note disclosure that you expect your Board of Directors to appoint committees and such persons thereto as “are expected to be required to meet the corporate governance requirements imposed by a national securities exchange” in the near future. Please revise or explain how such committees and appointees will be possible given that you currently have a sole director. Specify the corporate governance requirements with which you intend to comply and your expected timing for compliance. Revise the following phrase to reconcile the apparent inconsistency with disclosure elsewhere that you intend to apply for OTC quotation: “until we elect to seek listing on a national securities exchange.”

REPLY: We have revised the disclosure to remove the inconsistencies.

Certain Relationships and Related Transactions, page 32

17.

We note that the first dilution table on page 11 identifies a $10,000 capital contribution by your “existing stockholders.” Please revise your disclosure to explain whether Mr. Campbell paid this capital contribution in connection with the issuance to him of 10,000,000 shares. Additionally revise Item 15 of Part II to disclose the compensation, or lack thereof, for the issuance of these shares.

REPLY: We have revised the disclosure.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

18.	Please have your auditor revise their report:

•	To correctly state the net loss as $14,732 in the second paragraph; and

•	To change the date of the audit report to January 28, 2022.

REPLY: Our auditor has revised the exhibit.

19.

We note your independent auditor is located in New Delhi, India. Please explain the relationship between the location from which the audit report was rendered and the location of your principal place of business in Toronto, Ontario. Include a discussion of where your financial records are maintained and where the audit work was principally conducted.

REPLY: There is no relationship between the location from which the audit report was rendered and the location of our principal place of business. We located our independent auditor upon doing a search of service providers on the OTC Markets website. Our financial records are maintained in Toronto, Ontario and the audit work was principally conducted in New Delhi, India.

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Item 16. Exhibits and Financial Statements Schedules

Exhibit 3.1, page II-2

20.

Please refile Exhibit 3.1 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

REPLY: We have refiled this exhibit in the proper format.

Exhibit 5.1, page II-2

21.	Please revise the opinion filed as Exhibit 5.1 as follows:

•	Remove the clause “until the securities are quoted on a nationally recognized exchange and thereafter at prevailing market prices or privately negotiated prices” from the first paragraph; and

•	Remove references to “the shares held by the selling shareholders” from the penultimate paragraph and the reference to “selling stockholder” in the legend on the prospectus cover page.

If, however, you intend to register the resale of your shares, please revise the disclosure throughout your registration statement. REPLY: The exhibit has been revised.

Exhibit 23.1, page II-2

22.

Please have your auditor revise its consent to refer to the “use” of the report in the registration statement, rather than to its “incorporation by reference.” Additionally, the consent should also include a statement acknowledging the reference to them as an expert in accounting and auditing. Refer to Rule 436 of Regulation C.

REPLY: Our auditor has revised the exhibit.

Please contact me with any further questions.

Regards,

Sound Cave Technology Inc.

Per: /s/ Christopher Campbell

Christopher Campbell, President

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